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                              May 26, 2022

       Tak Ching Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A
       Mandarin Plaza, 14 Science Museum Road
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Post-Effective
Amendment No. 8 to Registration Statement on Form F-1
                                                            Filed May 6, 2022
                                                            File No. 333-239225

       Dear Mr. Poon:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 8 to Registration Statement on Form F-1 filed May 6, 2022

       Cover Page

   1. We note your response to comment 1, as well as your revised disclosure, which focuses on the potential adverse
consequences only if you added a variable interest entity to your corporate structure.
Please revise this disclosure to encompass your corporate structure generally. The revised
disclosure should address that if changes to the arrangements between the PRC and
Hong Kong and the PRC   s expanded authority in Hong Kong result
                                                        in PRC regulatory
authorities disallowing your current structure, it would likely result in a material change in your
operations and/or a material change in the value of your
                                                        securities.
 Tak Ching Poon
ALE Group Holding Ltd
May 26, 2022
Page 2
Summary of Risk Factors, page 1

2. We note your response to comment 5. For each risk factor listed here, please provide a cross reference to the specific page that the risk factor starts on in your filing. A general reference to the page number of the beginning of the risk factors section is not sufficient
         for this purpose.
General

3. Please file as a consent from the Han Kun Law Offices to being named as an expert in the registration statement. In this regard, we note the law firm's opinion filed as Exhibit 8.3 does not contain such consent language, notwithstanding the note in the exhibit index for
         Exhibit 99.11 indicating that the consent is included in Exhibit 8.3. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTak Ching Poon                                 Sincerely,
Comapany NameALE Group Holding Ltd
                                                                 Division of
Corporation Finance
May 26, 2022 Page 2                                              Office of
Trade & Services
FirstName LastName